EXTER FUND, INC.
                                1100 CHASE SQUARE
                               ROCHESTER, NY 14604
                                  716-325-6880





December  1,  2000



Mr.  John  Ganley
Securities  and  Exchange  Commission
Division  of  Investment  Management
Mail  Stop  5-5
Judiciary  Plaza
450  Fifth  Street  NW
Washington,  DC  20549

     RE:     Exeter  Fund,  Inc.
             File  No.  2-92633
             Amendment  Withdrawal  Request

Dear  Mr.  Ganley:

We filed a 485(a) amendment to our Form N-1A registration post-effective amendment #34 on May 25, 1999 to add eleven new series of the Fund. This letter is to notify you that we wish to withdraw this application. These series of the Fund have never been operational, and we never offered shares to investors.

Exeter Fund, Inc., hereby requests withdrawal of the above-referenced amendment pursuant to Rule 477(a) under the Securities Act of 1933.

Please  call  me  at  716-325-6880  if  you  have  any questions on this matter.

Sincerely,

/s/Jodi Hedberg
Jodi  Hedberg
Corporate  Secretary

Cc:  Marc  Schuman,  Esq.
     Morgan,  Lewis  and  Bockius